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                              August 25, 2023

       Daniel Dom  nguez
       Chief Financial Officer
       Buenaventura Mining Company Inc.
       Las Begonias 415 Floor 19
       San Isidro, Lima 27, Peru

                                                        Re: Buenaventura Mining
Company Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed May 1, 2023
                                                            File No. 001-14370

       Dear Daniel Dom  nguez:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1. We note that you provided more expansive disclosure in your 2021 Sustainability
                                                        Report and 2022
Integrated Annual Report than you provided in your SEC filings. Please advise us what
consideration you gave to providing the same type of climate-related disclosure in your SEC
filings as you provided in these reports.
       Information on the Company, page 28

   2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
                                                            increased demand
for goods that result in lower emissions than competing products;
 Daniel Dom  nguez
Buenaventura Mining Company Inc.
August 25, 2023
Page 2
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. We note your disclosure on page 15 of your Form 20-F regarding the physical impact climate change may have in the regions where your operations are located. We further note your disclosure on page 25 of your Form 20-F that multiple global studies have consistently highlighted Peru as one of the nations most susceptible to the adverse effects of climate change and water scarcity. Discuss in greater detail the physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
             decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 20-F and explain whether changes are expected in future periods.
4. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 20-F and for any future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



FirstName LastNameDaniel Dom  nguez                             Sincerely,
Comapany NameBuenaventura Mining Company Inc.
                                                               Division of
Corporation Finance
August 25, 2023 Page 2                                         Office of Energy
& Transportation
FirstName LastName